SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 15,  2019

1.  Date, time and place: On April 15, 2019, at 9:00 a.m., at the headquarters of GAFISA S.A. (“Company”), in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2.  Call Notice: Call notice was published in the newspaper (i) “O Estado de São Paulo” on March 16, 2019, page B6, Economy News, on March 19, 2019, page B11, Economy News and on March 20, 2019, page B5, Economy News; and (ii) in the “Official Gazette of the State of São Paulo” on March 16, 2019, page 25, Business News, on March 19, 2019, page 92, Business News and on March 21, 2019, page 118, Business News.

3.  Attendance: Shareholders representing over 41.97% of the Company’s voting capital, already considering all the remote voting forms directly sent to the Company or via the systems of B3 – Brazil, Stock Exchange, OTC (“B3”) and the bookkeeping agent. For the purposes of provisions of Article 134, Paragraph 1 of Law No. 6.404/76, Messrs. Roberto Luz Portella and Eduardo Larangeira Jácome also attended the meeting. Mr. Augusto Marques da Cruz Filho appointed Mr. Roberto Luz Portella to preside over the meeting, who invited Mr. André de Almeida Rodrigues to act as secretary of the Meeting.

4.  Composition of the Board: Mr. Roberto Luz Portella, Chairman of the Meeting; and Mr. André de Almeida Rodrigues, Secretary.

5.  Agenda: (i) suspend the exercise of rights of shareholder GWI Asset Management S.A. and other members of GWI Group; (ii) authorize the Board of Directors to hire a first-tier Bank or Consulting Firm to elaborate a new long-term Strategic Plan for the Company; (iii) define the number of members to compose the Board of Directors at 7 sitting members; (iv) elect members of the Board of Directors; (v) increase the limit of the Company’s authorized capital, from current seventy-one million, thirty-one thousand, eight hundred and seventy-six (71,031,876) Common Shares to one hundred and twenty million (120,000,000) Common Shares; (vi) authorize the Board of Directors to approve the issue of new shares until current limit of authorized capital, as well as assess the best alternatives to raise funds via issue of securities convertible or not into shares to cope with the Strategic Plan to be elaborated; and (vii) ratify the measures taken for the voluntary delisting of its shares from the New York Stock Exchange (NYSE) and alter the American Depositary Shares program from Level 3 to Level 1. Votes were submitted, which were received, numbered and certified by the presiding board, to be an integral part, even if as a summary, of the minutes of the Extraordinary Shareholders’ Meeting held on this date.

6.  Resolutions: the following resolutions were taken with the abstentions and dissenting votes registered in each case, authorizing the drawing up of these minutes in the summary format which will be published omitting the shareholders’ signatures, as authorized by Article 130, Paragraphs 1 and 2 of Law No. 6.404/76:

(a)      Suspend the exercise of rights of shareholder GWI Asset Management S.A. and other members of GWI Group: Approve, by majority vote, computing 12,525,694 votes for, 10,566 votes against and  280,994 abstentions.

(b)     Authorize the Board of Directors to hire a first-tier Bank or Consulting Firm to elaborate a new long-term Strategic Plan for the Company: Approve, by majority vote, computing 11,029,834 votes for, 1,786,680 votes against and 740 abstentions.

(c)      Define the number of members to compose the Board of Directors at 7 sitting members:  Approve, by majority vote, computing 12,496,430 votes for, 316,796 votes against and 4,028 abstentions.

(d)     Elect members of the Board of Directors: The following candidates of Slate 1 with a total of 11,374,448 votes were elected, still computing 1,134,306, namely: Carlos Romanoski, Demian Fiocca, Eduardo Larangeira Jácome, Leo Julian Simpson, Nelson Sequeiros Rodriguez Tanure, Roberto Luz Portella, and Thomas Cornelius Azevedo Reichenheim.

a.       Register that the curricula of the board members elected herein are included in the Management Proposal or were presented to this Extraordinary Shareholders’ Meeting by shareholders who appointed them, and they declare that these candidates have conditions to sign the respective instrument of investiture, as provided for by Articles  2 and 3 of CVM Instruction No. 367/02, which shall be drawn up in the Company’s records. By means of the signature of the respective instrument, the board members elected herein shall take office of their respective positions and shall be subject to the arbitration clause provided for in Article 61 of the Company’s Bylaws, pursuant to the rules contained in the B3’s Novo Rules.

(e)      Restate the “caput” of Article 5 of Gafisa’s Bylaws to reflect the cancelation of shares approved by the Board of Directors on December 19, 2018, and on January 22, 2019, to the Company then hold forty-three million, three hundred, fifty-seven thousand, five hundred and eighty-nine (43,357,589) non-par, registered, book-entry, common shares: Reject, by majority vote, computing 3,305,489 votes for, 9,485,969 votes against and 2,796 abstentions.

Due to rejection to restate the Company’s Bylaws by majority of shareholders, the Company shall take reasonable measures for the issue of canceled shares, i.e., (i) one million, thirty thousand, three hundred and twenty-five (1,030,325) shares canceled on December 19, 2018; and (ii) three hundred and seventy thousand (370,000) shares canceled on January 22, 2019, which means that the capital stock will be composed of forty-four million, seven hundred, fifty-seven thousand, nine hundred and fourteen (44,757,914) shares.

(f)      Increase the limit of the Company’s Authorized Capital, from current seventy-one million, thirty-one thousand, eight hundred and seventy-six (71,031,876) Common Shares to one hundred and twenty million (120,000,000) Common Shares: in view of attendance of 41.97% of the Company’s voting capital stock, this item cannot be purpose of deliberation. A Notice on second call shall be published on this date, so that this item is resolved on Second Call, on April 23, 2019.

(g)     Authorize the Board of Directors to approve the issue of new shares until current limit of authorized capital and assess the best alternatives to raise funds via issue of securities convertible or not into shares to cope with the Strategic Plan to be elaborated: Approve, by majority vote, computing 12,801,884 votes for, 14,456 votes against and 914 abstentions.

(h)     Ratify the measures takes for the voluntary delisting of its shares from the New York Stock Exchange (NYSE) and alter the American Depositary Shares program from Level 3 to Level 1: Reject, by majority vote, computing 3,555,046 votes for, 9,258,626 votes against and 3,582 abstentions.

7.  Closing: With no further matters to be discussed, the meeting was adjourned to draw up these minutes in the summary format, which were read, approved and signed by the Board members. São Paulo, April 15, 2019. Presiding Board: Mr. Roberto Luz Portella, Chairman and Mr. André de Almeida Rodrigues, Secretary. Attending Shareholders: in accordance with the attendance list attached hereto.

São Paulo, April 15, 2019.

Presiding Board:
Roberto Luz Portella Chairman	André de Almeida Rodrigues Secretary

Attending Shareholders:

Nº	SHAREHOLDER	SIGNATURE
1	REMOTE VOTES
2	ITAU UNIBANCO S.A. - ADRS
3	CLUBE DE INVESTIMENTO MILENIUM
4	CLUBE DE INVESTIMENTO CURUPIS
5	CLUBE DE INVESTIMENTO PIONEIRO DE BRASILIA
6	ILSON BEILKE
7	TEREZINHA AFONSO DE MELO
8	MANAGED PORTFOLIO SERIES INTERNATIONAL SHARES FUND 3
9	ANA LUCIA MORALES
10	EDILSON MOLINA
11	JOSE OSWALDO MORALES JUNIOR
12	NOVINVEST CORRETORA DE VALORES MOBILIARIOS LTDA.
13	PETERSON BALDERRAMA DOS REIS
14	VB5 CLUBE DE INVESTIMENTO
15	AGOSTINHO FELLIPELLI SOBRINHO
16	LUIS FERNANDO RABELLO FELLIPELLI
17	Varsóvia FIM IE CP
18	Taurus FIM
19	FIM Legacy CP IE
20	Planner Advanced FIA
21	Redwood Bronze FIA
22	Redwood Silver FIA
23	Redwood Gold FIA
Nº	SHAREHOLDER	SIGNATURE
24	Redwood FIA
25	Nelson Sequeiros Rodriguez Tanure
26	Roberto Luz Portella
27	Denise de Passos Ramos
28	Sergio Macedo Facchini
29	Merito Desenvolvimento Imobiliário I FII
30	Anibal Cesar Jesus dos Santos
31	José Aurélio Valporto
32	Jun Hyuck Song
33	Mi Jin Lee
34	Gersonb Cohen
35	Claudio H. Sangar
36	Messias D. A. Oliveira

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 15, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer